[LETTERHEAD OF DECHERT LLP]

February 26, 2010

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II; PowerShares Actively Managed Exchange-Traded Fund Trust; and PowerShares India Exchange-Traded Fund Trust
(File Nos. 333-138490, 811-21977; 333-147622, 811-22148; 333-147611, 811-22147)

Dear Mr. O’Connor:

Thank you for your comments regarding the post-effective amendments to the registration statements on Form N-1A (the “Registration Statements”) for each of PowerShares Exchange-Traded Fund Trust II (“Trust II”), PowerShares Actively Managed Exchange-Traded Fund Trust (“Active Trust”) and PowerShares India Exchange-Traded Fund Trust (“India Trust,” and together with Trust II and Active Trust, the “Trusts”) filed with the Securities and Exchange Commission (the “Commission”) on December 28, 2009, December 28, 2009 and December 23, 2009, respectively.  Below, we describe the changes that will be made to the Registration Statements in response to the Staff’s comments and provide the information that you requested.  The Trusts have considered your comments and have authorized us to make responses and changes discussed below to the Trusts’ Registration Statements on their behalf.  These changes will be reflected in Post-Effective Amendment No. 132 to Trust II’s Registration Statement, Post-Effective Amendment No. 24 to Active Trust’s Registration Statement and Post-Effective Amendment No. 3 to India Trust’s Registration Statement, each of which will be filed on EDGAR on or about February 26, 2010.  Terms used but not defined herein have the meaning ascribed to them in the relevant Prospectus or Statement of Additional Information (“SAI”), as applicable.

Prospectuses

Comment 1.         Please remove the ticker symbol, CUSIP, intraday NAV ticker and underlying index from each Fund’s Summary Information section, as it is not required or permitted by Form N-1A.

Response 1:         The disclosure will be revised accordingly.

Comment 2.         Please revise the disclosure in the “Fund Fees and Expenses” and “Portfolio Turnover” sections (including footnotes) to match the prescribed language in Item 3 of Form N-1A.

Response 2:         The disclosure will be revised accordingly. Please note that we believe that it is necessary to explain in a footnote for funds of funds the nature of the Underlying ETFs’ expenses, especially since such expenses may vary widely from year to year.

Comment 3.         With respect to Funds that are not actively managed, please consider whether the disclosure under “Principal Investment Strategies” that states that “the Adviser may choose to overweight another security in the Underlying Index, purchase securities not in the Underlying Index which the Adviser believes are appropriate to substitute for securities in the Underlying Index or utilize various combinations of other available investment techniques, in seeking to track the Underlying Index,” and under “Non-Correlation Risk,” which states that a Fund “would not necessarily sell a security because the security’s issuer was in financial trouble unless that security is removed from the Underlying Index,” is appropriate.

Response 3:         Even though the Funds of Trust II and India Trust are not actively managed and generally follow either an index replication or sampling strategy, there will be instances in which the above disclosure will be accurate.  This disclosure has been moved from the summary section of each applicable Prospectus to “Additional Information About the Funds’ Strategies and Risks.”

Comment 4.         Under “Principal Investment Strategies,” please remove the subheading “Underlying Index Construction,” and please move the remainder of the disclosure in the “Principal Investment Strategies” section relating to the construction of the Underlying Index to the section of the Prospectus which responds to Item 9(b) of Form N-1A

Response 4:         The disclosure will be revised accordingly.

Comment 5.         Please remove the cross-reference to the “Additional Information About the Funds’ Strategies and Risks” section under “Principal Risks of the Fund,” and disclose all principal risks in the “Principal Risks of the Fund” section.  Please remove the repetition of the Fund’s principal investment strategy from the “Principal Risks of the Fund” section, and with respect to funds of funds, please briefly summarize each of the principal risks associated with investment in the Underlying ETFs, in accordance with Item 4(b)(1) of Form N-1A.

Response 5:         The disclosure will be revised accordingly.

Comment 6.         Please explain the disclosure under “Non-Correlation Risk” that refers to reserves of cash held by a Fund to meet redemptions and expenses and the utilization of a sampling approach or derivatives, and please add appropriate disclosure under “Principal Investment Strategies” if the Fund intends to utilize sampling or derivatives.

Response 6:         While certain Funds will meet redemptions principally in-kind, those Funds may meet redemptions wholly or partially in cash under certain circumstances, and therefore may hold cash reserves for redemptions at such times.  These Funds may also hold cash reserves to meet expenses.  The Funds do not presently intend to utilize a sampling approach or derivatives, but may do so in certain instances as disclosed under “Additional Investment Strategies.”

Comment 7.         Under “Annual Total Return for the Period Ended December 31, 2009,” please revise the disclosure as required by Form N-1A, and please move the disclosure relating to after-tax returns being higher than average annual total returns into a footnote to the table for only those Funds to which it applies.

Response 7:         The disclosure will be revised accordingly, and we will remove the disclosure relating to after-tax returns being higher than average annual total returns.

Comment 8.         Please remove the disclosure under “Portfolio Managers” stating that the “team approach brings together many disciplines and leverages the Adviser’s resources.”

Response 8:         The disclosure will be removed accordingly.

Comment 9.         Please remove the disclosure following the first sentence of the first paragraph under “Purchase and Sale of Fund Shares.”

Response 9:         The disclosure will be removed accordingly.

Comment 10.      Please explain why no disclosure has been included in the Prospectus in response to Item 8 of Form N-1A.

Response 10:       This disclosure has been omitted in accordance with Item 8 of Form N-1A because neither the Funds nor any of their related companies pay financial intermediaries for the sale of Fund shares or related services.

Comment 11.      Please confirm that the types of investments listed under “Additional Investment Strategies” are permitted by the Fund’s exemptive order.

Response 11:       The Fund confirms that the investments listed are permitted by its exemptive order.

Comment 12.      Please disclose whether a Fund will give notice to shareholders prior to changing its investment objective.

Response 12:       A Fund will not give notice to shareholders prior to changing its investment objective.

Comment 13.      Please provide representations or additional disclosure regarding securities lending in accordance with applicable Commission guidance.

Response 13:       The disclosure will be deleted because the Fund does not currently intend to engage in securities lending.

Comment 14.      Please revise the “Mortgage-Backed Securities Risk” and “Asset-Backed Securities Risk” to indicate that these securities are illiquid and difficult to value.

Response 14:       The disclosure will be revised accordingly.

Comment 15.      Under “Additional Risks of Investing in the Fund,” please change the subheading “Fluctuation of Net Asset Value” to “Shares may trade at prices lower than

NAV”, and please remove the last sentence under that subheading, as it is not risk disclosure.

Response 15:       The disclosure will be revised accordingly, and the subheading will be changed to “Shares May Trade at Prices Different Than NAV.”

Comment 16.      Please remove the repetitive language under “How to Buy and Sell Shares” regarding the issuance and redemption of Shares only in Creation Unit Aggregations.

Response 16:       The disclosure will be revised accordingly.

Comment 17.      Please remove the reference to fair valuation pricing, and please indicate the amounts of the creation/redemption transaction fees referenced under “Frequent Purchases and Redemptions of Fund Shares.

Response 17:       The disclosure relating to fair valuation will be removed, and the amounts of the standard and maximum creation/redemption transaction fees will be included in the SAI in accordance with the requirements of Form N-1A and the Funds’ exemptive order.

Comment 18.      Please consider including the disclosure under “Taxes on Exchange-Listed Share Sales” in the “Tax Information” section that responds to Item 7 of Form N-1A.

Response 18:       The disclosure will be revised.

Comment 19.      Please combine the first two sentences under “Taxes on Purchase and Redemption of Creation Units, and please clarify the third sentence of that paragraph.

Response 19:       The disclosure will be revised accordingly.

Statements of Additional Information

Comment 20.      Please consider deleting the statement under “General Description of the Trust and the Funds” regarding the limitation of creation/redemption transaction fees in accordance with Commission requirements applicable to management investment companies offering redeemable securities.

Response 20:       The disclosure will be removed accordingly.

Comment 21.      Under “Investment Restrictions,” please indicate that the Fund will take corrective action in compliance with Section 18(f)(1) of the Investment Company Act of 1940, as amended (“1940 Act”), in the event that the Fund’s percentage limitation on borrowings is exceeded subsequent to the time at which the borrowings were made.

Response 21:       The disclosure will be revised accordingly.

Comment 22.      Under “Investment Restrictions,” please clarify, as applicable, the non-fundamental investment restriction relating to borrowing.

Response 22:       The disclosure will be revised accordingly.

*         *         *

In addition, we are authorized by our client to acknowledge the following on the Trusts’ behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statements effective does not foreclose the Commission from taking any action with respect to the Registration Statements;

•                  the action of the Commission or the Staff in declaring the Registration Statements effective does not relieve the Trusts from their full responsibility for the accuracy and adequacy of the disclosure in the Registration Statements; and

•                  the Trusts may not assert the action of the Commission or the Staff in declaring the Registration Statements effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 or Allison M. Fumai at (212) 698-3526.  Thank you.

Kind regards,

/s/ Stuart M. Strauss

Stuart M. Strauss